FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, July 28, 2011

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.  The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $83.3 million in the second quarter of 2011 ($3.40 per diluted share) compared to net earnings of $23.7 million in the second quarter of 2010 ($0.87 per diluted share).  The increase in earnings arose primarily from net gains on investments of $119.6 million compared to net losses on investments of $29.3 million last year.  Book value per share decreased to $358.60 at June 30, 2011 from $376.33 at December 31, 2010, a decrease of 2.0% (adjusted for the $10.00 per share common dividend paid in the first quarter of 2011).

“Despite the challenging insurance industry and investment environment, during the second quarter we recorded good operating results and essentially maintained our common shareholders’ equity and book value per share,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “Excluding acquisitions, our consolidated premiums grew by 10% during the second quarter.  Also, during the quarter, we retired $694 million U.S. of outstanding Fairfax, Crum & Forster and OdysseyRe notes and financed this by issuing ten year Fairfax bonds in the U.S. and Canada at record low interest rates.  The company continues to be soundly financed with cash and marketable securities at the holding company level in excess of $1 billion.”

Highlights in the second quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations was 100.5% on a consolidated basis, producing an underwriting loss of $6.1 million, in the second quarter of 2011 compared to a combined ratio and underwriting profit of 99.2% and $8.7 million, respectively, in the second quarter of 2010.  Underwriting results in the second quarter of 2011 were negatively affected by $88.1 million of pre-tax catastrophe losses (net of reinsurance and reinstatement premiums) primarily related to U.S. tornado losses which increased the combined ratio by 6.9 points.

•
Net premiums written by the company in the second quarter of 2011 increased 24.3% (10% excluding acquisitions) to $1,370.1 million from $1,102.4 million in the second quarter of 2010 due primarily to the acquisitions of Zenith National and First Mercury.

•
Operating income of the company’s insurance and reinsurance operations in the second quarter of 2011 decreased to $146.2 million compared to $152.9 million in the second quarter of 2010, primarily as a result of the slightly higher combined ratio.

•
Interest and dividend income of $195.1 million in the second quarter of 2011 increased 4.6% from $186.6 million in the second quarter of 2010.  The year-over-year increase was attributable to the larger average investment portfolio which resulted primarily from the acquisitions of Zenith National, First Mercury, General Fidelity and Pacific Insurance partially offset by increased investment expenses incurred in connection with the company’s equity hedges.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,593.3 million at June 30, 2011 compared to $4,795.4 million at June 30, 2010).

•	Net investment gains of $119.6 million in the second quarter of 2011 consisted of the following:

	Second quarter
	Realized gains (losses) on cost	Eliminate mark-to- market (gains) losses already recognized	Unrealized gains (losses) arising during the period	Net gains (losses) on investments
Net gains (losses) on:
Equities and equity-related investments	389.4	(316.1)	(192.6)	(119.3)
Equity hedges	—	—	119.0	119.0
Equities and equity-related investments after equity hedges	389.4	(316.1)	(73.6)	(0.3)
Bonds	53.7	(37.4)	244.0	260.3
CPI-linked derivatives	—	—	(118.0)	(118.0)
Other	(16.0)	(33.6)	27.2	(22.4)
	427.1	(387.1)	79.6	119.6

	First six months
	Realized gains (losses) on cost	Eliminate mark-to- market (gains) losses already recognized	Unrealized gains (losses) arising during the period	Net gains (losses) on investments
Net gains (losses) on:
Equities and equity-related investments	475.3	(287.1)	314.9	503.1
Equity hedges	—	—	(309.4)	(309.4)
Equities and equity-related investments after equity hedges	475.3	(287.1)	5.5	193.7
Bonds	74.3	(60.3)	106.0	120.0
CPI-linked derivatives	—	—	(285.2)	(285.2)
Other	(59.4)	56.0	(7.0)	(10.4)
	490.2	(291.4)	(180.7)	18.1

•
The company held $1,140.7 million of cash, short term investments and marketable securities at the holding company level ($1,109.1 million net of short sale and derivative obligations) at June 30, 2011, compared to $1,540.7 million ($1,474.2 million net of short sale and derivative obligations) at December 31, 2010.

•
The company’s total debt to total capital ratio increased to 27.1% at June 30, 2011 from 23.9% at December 31, 2010, as a result of increased holding company debt (primarily reflecting the company’s second quarter 2011 issuances of $500 and Cdn$400 of senior unsecured notes) the net loss, dividends paid and the consolidation of the debt of First Mercury in the first quarter of 2011, partially offset by decreased subsidiary debt, (primarily reflecting the repurchase of Crum & Forster and OdysseyRe senior unsecured notes and First Mercury trust preferred securities during the second quarter of 2011).

•	At June 30, 2011, common shareholders’ equity was $7,310.2 million, or $358.60 per basic share, compared to $7,697.9 million, or $376.33 per basic share, at December 31, 2010.

•	On May 9, 2011 the company completed a private offering of $500 million of 5.80% Senior Notes due 2021 for net proceeds after discount, commissions and expenses of $493.9.

•	On May 25, 2011 the company completed an offering of Cdn$400 million of 6.40% Senior Notes due 2021 for net proceeds after discount, commissions and expenses of $405.6 of (Cdn$396.0 million).

•
On June 6, 2011 the company completed a tender offer for $694.4 million ($657.9 net of Zenith National’s ownership) of Fairfax, Crum & Forster and OdysseyRe Senior Notes.  The company recorded a one time charge of $104.2 million in connection with the debt repurchase.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax holds significant investments in equities and equity-related securities.  In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 662.22) in addition to its existing swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,071.96).  At June 30, 2011, equity hedges represented 86.5% of the company’s equity and equity-related holdings.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.4 and 20.5 million weighted average shares outstanding during the second quarters of 2011 and 2010, respectively.  At June 30, 2011 there were 20,385,646 common shares effectively outstanding.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its second quarter results at 8:30 a.m. Eastern time on Friday, July 29, 2011.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 12, 2011.  The replay may be accessed at (800) 839-1173 (Canada and U.S.) or 1 (203) 369-3020 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:              John Varnell, Chief Financial Officer, at (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2011, December 31, 2010 and January 1, 2010
(unaudited – US$ millions)

	June 30, 2011	December 31, 2010	January 1, 2010
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $120.5; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	1,140.7	1,540.7	1,251.6
Insurance contract receivables	1,797.6	1,476.6	1,376.8
	2,938.3	3,017.3	2,628.4
Portfolio investments
Subsidiary cash and short term investments	3,466.8	3,513.9	3,244.8
Bonds (cost $12,013.2; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	12,415.4	11,748.2	10,918.3
Preferred stocks (cost $563.7; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	669.4	583.9	292.8
Common stocks (cost $3,582.6; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	4,529.8	4,133.3	4,893.2
Investments in associates (fair value $1,163.8; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	867.3	707.9	423.7
Derivatives and other invested assets (cost $523.5; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	351.9	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $718.0; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	744.2	709.6	151.5
	23,044.8	21,976.2	20,067.0
Deferred premium acquisition costs	420.7	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $278.7; December 31, 2010 – $247.3; January 1, 2010 – $262.8)	4,322.4	3,757.0	3,571.1
Deferred income taxes	669.5	490.5	299.5
Goodwill and intangible assets	1,107.8	949.1	438.8
Other assets	987.2	901.0	771.6
	33,490.7	31,448.1	28,148.4
Liabilities
Subsidiary indebtedness	0.9	2.2	12.1
Accounts payable and accrued liabilities	1,465.8	1,263.1	1,290.8
Income taxes payable	9.5	31.7	77.6
Short sale and derivative obligations (including at the holding company – $31.6; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	183.3	216.9	57.2
Funds withheld payable to reinsurers	450.0	363.2	354.9
	2,109.5	1,877.1	1,792.6
Insurance contract liabilities	20,019.8	18,170.2	16,418.6
Long term debt	3,073.9	2,726.9	2,301.2
	23,093.7	20,897.1	18,719.8
Equity
Common shareholders’ equity	7,310.2	7,697.9	7,295.2
Preferred stock	934.7	934.7	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,244.9	8,632.6	7,522.4
Non-controlling interests	42.6	41.3	113.6
Total equity	8,287.5	8,673.9	7,636.0
	33,490.7	31,448.1	28,148.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2011 and 2010
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months
	2011	2010	2011	2010
Revenue
Gross premiums written	1,616.9	1,327.0	3,427.3	2,659.1
Net premiums written	1,370.1	1,102.4	2,889.3	2,197.1
Net premiums earned	1,282.6	1,107.0	2,631.3	2,171.3
Interest and dividends	195.1	186.6	373.6	360.2
Share of profit (loss) of associates	10.9	9.5	4.3	17.1
Net gains (losses) on investments	119.6	(29.3)	18.1	568.5
Other revenue	146.8	120.3	301.2	262.1
	1,755.0	1,394.1	3,328.5	3,379.2
Expenses
Losses on claims, gross	1,017.5	1,082.8	2,626.4	2,177.0
Less ceded losses on claims	(140.9)	(318.1)	(448.7)	(540.3)
Losses on claims, net	876.6	764.7	2,177.7	1,636.7
Operating expenses	312.1	238.4	592.0	458.3
Commissions, net	194.3	178.9	381.1	344.7
Interest expense	55.0	46.1	108.2	91.6
Other expenses	249.0	125.4	397.6	262.4
	1,687.0	1,353.5	3,656.6	2,793.7
Earnings (loss) before income taxes	68.0	40.6	(328.1)	585.5
Provision for (recovery of) income taxes	(15.6)	17.7	(172.2)	143.3
Net earnings (loss)	83.6	22.9	(155.9)	442.2

Attributable to:
Shareholders of Fairfax	83.3	23.7	(157.3)	442.1
Non-controlling interests	0.3	(0.8)	1.4	0.1
	83.6	22.9	(155.9)	442.2

Net earnings (loss) per share	$3.43	$0.88	$(9.00)	$21.17
Net earnings (loss) per diluted share	$3.40	$0.87	$(9.00)	$21.09
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,416	20,547	20,428	20,374

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2011 and 2010
(unaudited – US$ millions)

	Second quarter		First six months
	2011	2010	2011	2010
Net earnings (loss)	83.6	22.9	(155.9)	442.2
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)	16.0	(60.1)	41.6	25.6
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	(10.3)	28.6	(24.9)	15.9
Share of other comprehensive income (loss) of associates(3)	3.0	(3.4)	8.6	7.7
Change in gains and losses on defined benefit plans(4)	(0.6)	(3.1)	(0.6)	(4.8)
Other comprehensive income (loss), net of income taxes	8.1	(38.0)	24.7	44.4
Comprehensive income (loss)	91.7	(15.1)	(131.2)	486.6

Attributable to:
Shareholders of Fairfax	91.5	(13.8)	(132.4)	487.0
Non-controlling interests	0.2	(1.3)	1.2	(0.4)
	91.7	(15.1)	(131.2)	486.6
____________

(1)	Net of income tax recovery of $3.2 (2010 – income tax expense of $14.7) and $11.5 (2010 – income tax expense of $32.7) for the second quarter and first six months of 2011, respectively.

(2)	Net of income tax recovery of nil (2010 – nil) and nil (2010 – nil) for the second quarter and first six months of 2011, respectively.

(3)	Net of income tax expense of $0.2 (2010 – nil) and $0.6 (2010 – nil) for the second quarter and first six months of 2011, respectively.

(4)	Net of income tax expense of $0.1 (2010 – income tax recovery of $1.8) and $0.1 (2010 – income tax recovery of $2.4) for the second quarter and first six months of 2011, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the second quarter and first six months of 2011 and 2010 were:

Net Premiums Written
	Second quarter		First six months
	2011	2010	2011	2010
Insurance - Canada (Northbridge)	336.8	311.6	595.2	509.4
- U.S. (Crum & Forster and Zenith National)	375.7	218.7	826.4	405.5
- Asia (Fairfax Asia)	52.2	37.4	113.5	88.0
Reinsurance - OdysseyRe	459.7	421.4	969.6	894.6
Reinsurance and Insurance - Other	146.4	113.1	265.8	298.0
Insurance and Reinsurance Operating Companies	1,370.8	1,102.2	2,770.5	2,195.5

Net Premiums Earned
	Second quarter		First six months
	2011	2010	2011	2010
Insurance - Canada (Northbridge)	271.6	246.1	539.6	492.0
- U.S. (Crum & Forster and Zenith National)	367.3	225.1	706.9	407.7
- Asia (Fairfax Asia)	53.8	38.2	95.0	73.2
Reinsurance - OdysseyRe	468.7	470.3	920.6	927.4
Reinsurance and Insurance - Other	119.5	127.1	245.6	269.4
Insurance and Reinsurance Operating Companies	1,280.9	1,106.8	2,507.7	2,169.7

Combined ratios of the insurance and reinsurance operations in the second quarter and first six months of 2011 and 2010 were:

	Second quarter		First six months
	2011	2010	2011	2010
Insurance - Canada (Northbridge)	104.3%	106.6%	103.9%	105.6%
- U.S. (Crum & Forster and Zenith National)	111.8%	109.4%	111.2%	108.5%
- Asia (Fairfax Asia)	85.0%	94.5%	85.4%	95.4%
Reinsurance - OdysseyRe	93.1%	92.8%	121.2%	102.7%
Reinsurance and Insurance - Other	92.7%	91.8%	130.5%	110.5%
Insurance and Reinsurance Operating Companies	100.5%	99.2%	114.2%	105.2%